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                           APPLICATION FOR WITHDRAWAL
                                       OF
                             REGISTRATION STATEMENT


Issuer: Crescent Operating, Inc.

Registration Statement:       Registration Statement on Form 10
                              (File No. 1-12871)

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, Crescent Operating, Inc., (the "Company"), hereby makes application to withdraw the registration statement on Form 10 filed with the Securities and Exchange Commission on April 4, 1997, in connection with the proposed distribution of shares of the Company's stock without charge to the recipients of the Company's shares. At the request of the staff, on April 15, 1997, the Company filed a Form S-1 (File No. 333-25223) relating to the same proposed distribution. In accordance with the staff's request, the Form S-1 is intended to replace the Form 10 previously filed.

                                      CRESCENT OPERATING, INC.



                                      By: /s/ GERALD W. HADDOCK
                                          --------------------------
                                          Gerald W. Haddock
                                          President and Chief Executive Officer